T. Rowe Price Tax-Free High Yield Fund, Inc.

1) The following sentence has been added to the fund's investment strategy:

The fund may invest in bonds whose income must be included in the calculation of alternative minimum tax.

2) The following revision has been made to the fund’s investment strategy:

The fund’s weighted average maturity is expected to exceed 10 years.

3) The following sentence has been added to the fund's disclosure relating to Municipal Bond Insurance:

A significant amount of fund assets may be insured by a single insurer.